Spartan Energy Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, NY 10019
(212) 515-3200

August 7, 2018

VIA EMAIL & EDGAR

Mary Beth Breslin

Legal Branch Chief

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mary Beth Breslin, Legal Branch Chief Office of Consumer Products

Re:	Spartan Energy Acquisition Corp. Form S-1 Registration Statement File No. 333-226274

Dear Ms. Breslin:

Spartan Energy Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-226274), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on August 9, 2018, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing.

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Sincerely,

Spartan Energy Acquisition Corp.

		By:	/s/ Geoffrey Strong
		Name: Title:	Geoffrey Strong Chief Executive Officer

cc:	Kirkland & Ellis LLP Christian O. Nagler, Esq. Peter S. Seligson Vinson & Elkins L.L.P. E. Ramey Layne, Esq. Brenda Lenahan, Esq.